ANNUAL REPORT TO SHAREHOLDERS

BRAINTECH, INC.

Description of Business

Our company was incorporated in Nevada on March 4, 1987 under the name Tome Capital Inc. We changed our name to Nevada Manhattan Mining Inc. on August 15, 1988, then back to Tome Capital Inc. on July 5, 1990, to Offshore Reliance Ltd. on February 19, 1993, to Cozy Financial Corporation on April 20, 1993 and to Braintech, Inc. on January 3, 1994.

We were registered as an extra-provincial company under the British Columbia *Company Act* on January 17, 1996. Our principal executive offices are located at Unit 102-930 West 1st Street, North Vancouver, British Columbia, Canada V7P 3N4. Our telephone number is (604) 988-6440 and our Internet address is www.braintech.com.

We have two wholly owned subsidiaries. The first, Braintech Canada, Inc., was incorporated in British Columbia, Canada on March 3, 1994 under the name Brainware Systems Inc. Brainware Systems Inc. changed its name to Braintech Canada, Inc. on September 19, 2001. Braintech Canada, Inc. carries out our research and development activities, employs our technical and managerial personnel, and carries on our sales activities.

The description of our business in this annual report includes the activities of both Braintech, Inc. and Braintech Canada, Inc.

Our other subsidiary was incorporated on September 15, 1999, as 9141 Investments Ltd. On September 19, 2001, 9141 Investments Ltd. changed its name to Brainware Systems Inc. This subsidiary currently has no active operations. Its function is to hold the Brainware Systems name.

Our business consists of the development and supply of custom machine vision systems. We have also developed specialized software products for use in the development, maintenance and support of machine vision systems. Currently, we are focusing on the development, supply and support of vision guidance systems for robots used in the automotive manufacturing industry. The field of vision guided robotics requires our vision systems to incorporate advanced robotic engineering and programming know-how and programming for optimal integration with robotic systems.

Our sales efforts were historically directed at generating direct sales to end users, consistent with the majority of the vision systems market. As a result of our channel partner agreement with ABB, we expect that most our future sales efforts will be through, or in conjunction with, ABB. We are also developing our relationship with Marubeni Corporation in order to make sales in Japan and other Asian countries.

Management's Discussion and Analysis

Overview

We generate the majority of our revenues from the sale of computer software that we have developed and that we believe constitutes intellectual property belonging to us. Our software sales have principally involved computerized vision systems used for the guidance of industrial robots performing automated assembly, material handling, and part identification and inspection functions. We have generated total revenues, from inception on January 3, 1994 to December 31, 2003, in the amount of $920,578.

We have incurred aggregate net losses of approximately $14.5 million during the period from our inception on January 3, 1994, to December 31, 2003. We will likely continue to incur significant additional operating losses as our product development, research and development, and marketing efforts continue. Operating losses may fluctuate from quarter to quarter as a result of differences in the timing of expenses incurred and revenue recognized.

Results of Operations

We believe that our limited history of revenue generation and recent business developments make the prediction of future results of operations difficult, and, accordingly, our operating results should not be relied upon as an indication of future performance.

Year ended December 31, 2003 compared with year ended December 31, 2002

The weighted average exchange rate used to translate the Canadian Dollar into the United States Dollar for the year ended December 31, 2003 was 1.37119. For the year ended December 31, 2002, the exchange rate was 1.57152. The change in our operating expenses illustrates the effect of fluctuating foreign exchange rates have on our reported results. We reported an increase in operating expenses of approximately $136,800 from $2,003,000 for the year ended December 31, 2002 to $2,139,800 for the year ended December 31, 2003. However, when adjusted for the change in the foreign exchange rate, the actual change in operating expense activity was a decrease of approximately $136,000. The foreign exchange adjustment accounted for an increase of $272,800 in reported operating expenses. We have isolated the effect the fluctuating foreign exchange rates has on our reported results in the discussion below.

Revenue from operations for the year ended December 31, 2003 was $213,584 (December 31, 2002 - $460,093). The amount of our revenues is calculated in accordance with the software revenue recognition rules outlined in the American Institute of Certified Public Accountant's Statement of Position (SOP) 97-2.

Revenue for the year ended December 31, 2003, included approximately $27,250 for a vision system delivered to ABB for Ford Motor Company, approximately $20,000 for eVF run time licenses for Marubeni, approximately $7,400 for training and consulting revenue, approximately $47,000 for a vision system delivered to General Motors, Massena Powertrain plant, approximately $37,000 for a vision system delivered to the Delphi Chassis plant, and approximately $70,000 previously recorded as deferred revenue and now recognized as revenue.

Cost of sales for the year ended December 31, 2003 was $24,286.

Revenue for the year ended December 31, 2002 included approximately $21,250 for the sale of eVF development licenses, approximately $362,000 for vision guidance systems delivered to ABB for installation at Ford engine assembly plants, approximately $59,000 for vision guidance systems used in the manufacture of plastic fuel tanks, and approximately $16,500 for upgrades of previously delivered vision guidance systems used in the manufacture of plastic fuel tanks.

Cost of sales for the year ended December 31, 2002 was $36,449.

We reported that research and development expenses decreased $10,318 from $477,392 for the year ended December 31, 2002 to $467,074 for the year ended December 31, 2003. The foreign exchange differential accounted for an increase of approximately $59,500 indicating that actual research and development activity decreased by approximately $70,000. The decrease is accounted for by a reduction in wage and benefit costs.

We reported that selling, general, and administrative expenses increased $147,095 from $1,525,646 for the year ended December 31, 2002 to $1,672,741 for the year ended December 31, 2003. The foreign exchange differential accounted for an increase of approximately $213,000 indicating an actual decrease in activity of approximately $66,000. Several factors contributed to the decrease and in discussing these factors, the foreign exchange element has been indicated. The principal factors were as follows:

- Actual general and administrative salaries decreased approximately $21,000 form $627,500 to $606,500. The foreign exchange differential accounted for an increase of approximately $88,600 resulting in a net reported increase of approximately $67,600.

- For the year ended December 31, 2002, we recorded a stock based compensation charge of $39,663 in accordance with the application of the Black-Scholes option pricing model on the issuance of 500,000 share purchase warrants granted to Mr. Owen Jones, our Chief Executive Officer in lieu of salary for the period from January 1, 2002 to September 30, 2002. There was no similar charge during the year ended December 31, 2003.

- For the year ended December 31, 2003, we recorded a stock based compensation charge of $185,400 in accordance with the application of the Black-Scholes option pricing model on the issuance of 500,000 share purchase warrants granted in connection with a consulting agreement for the provision of strategic introductions and general consulting in the manufacturing industry. There was no similar charge during the year ended December 31, 2002.

- Actual amortization expenses decreased approximately $26,200 from $78,600 to $52,300 principally as a result of the diminishing value of our fixed assets and the full amortization of fixed assets amortized on the straight-line basis. The foreign exchange differential accounted for an increase of approximately $7,600 resulting in a net reported decrease of approximately $18,600.

- Actual legal expenses decreased approximately $43,500 from $106,500 to $63,000, principally due to a reduction in the use of outside legal counsel. The foreign exchange differential accounted for an increase of approximately $9,200 resulting in a net reported decrease of approximately $34,300.

- Actual accounting expenses increased approximately $7,000 from $49,600 to $56,600, principally due to an increase in the complexity of our financial statements and filing documents. The foreign exchange differential accounted for an increase of approximately $8,300 resulting in a net reported increase of approximately $15,300.

- Actual overall travel and marketing expenditures decreased approximately $82,100 from approximately $290,100 to approximately $208,000. The foreign exchange differential accounted for an increase of approximately $30,400 resulting in a net reported decrease of approximately $51,700. The individual components of the actual decrease are as follows: Expenditures for marketing materials decreased from $58,600 to $7,000, trade shows decreased from $86,600 to $82,700, investor relations decreased from $98,800 to $69,500, travel decreased from $24,900 to $24,300, and web site expenditures increased from $4,900 to $5,200.

- Actual rent and premises cost decreased $8,300 from $140,700 to $132,400. The foreign exchange differential accounted for an increase of approximately $19,400 resulting in a net reported increase of approximately $11,100. The decrease is the result of the six-month rental credit granted as a leasehold inducement at the commencement of our new lease. The leasehold inducement is being deferred as earned and amortized over the five-year term of the lease.

- Annual general meeting costs increased from nil to $21,130 because no meeting was held in 2002.

Liquidity and Capital Resources

Working Capital and Operations

As of December 31, 2003, our trade accounts receivable balance was $61,175. Subsequent to December 31, this balance was received in full. In addition, we have received $20,000 for engineering services billed in 2004. Our accounts receivable as at March 24, 2004 is approximately $290,000 and our cash position is approximately $250,000

We estimate that, at our current level of operation, our cash expenses are approximately $175,000 per month. We base this estimate on the following data:

- As at March 24, 2004, we have 22 employees and our salary costs are approximately $110,000 per month;
- For the year ended December 31, 2003, our average monthly cash expenditures for general, overhead and administration, exclusive of salary costs, were approximately $65,000 per month. We expect that our general overhead and administrative costs, exclusive of salary costs, will increase to approximately $75,000 per month over the next six months, because of an anticipated increase in general business activity; and
- We do not expect to incur significant capital expenditures during the remainder of 2004 unless they result from an increase in our level of operation.

Based on the foregoing, we estimate that our total cash expenditures for the period from March 24, 2004 to September 30, 2004 will be approximately $1,000,000. Accordingly, at our anticipated level of operation, our existing cash balances, our existing accounts receivable, our expected sales revenue based on purchase orders received, and the anticipated proceeds from the funding agreement described elsewhere in this document should be sufficient to pay our anticipated cash expenditures to approximately September 30, 2004. To continue beyond September 30, 2004 as a going concern, we will either have to raise additional capital or generate substantial sales revenue. If we cannot do either by September 30, 2004, we face the risk that our business will fail.

Financing Activities

Because our business has not been profitable we have been required to finance the development of our products, to pay the costs of marketing those products, and to cover operating losses by way of equity financing. During 2003 we obtained financing as follows:

Promissory Notes Payable

In January and March 2003, our Chief Executive Officer advanced CAD $235,000 ($155,838) in return for unsecured demand promissory notes with an annual interest rate of 8%. Between April 12, 2003 and July 29, 2003, the Chief Executive Officer advanced a further CAD $833,000 ($594,355). These additional financings bear interest at 8% per annum and are repayable on demand. A general security agreement covering all of our real, personal and intangible property was pledged as security for the additional advances. The agreements governing the issuance of the convertible debentures (see below) provide that the general security agreement pledged as security for the promissory notes issued to the Chief Executive Officer be discharged, provided that $250,000 of the proceeds from the convertible debentures be used to repay the notes, and further provided that the unpaid balance of the notes be repaid by issuing units at a deemed price of $0.25 per unit. We considered the value of $0.25 per unit to be the fair market of the shares and share purchase warrants which form the units, because that was the value we negotiated with independent third parties to be the conversion price of the convertible debentures that were assuming a position similar to the promissory notes being repaid. A partial repayment of $50,000 was made on September 22, 2003 and on November 3, 2003 a further $200,000 was repaid. All of the promissory notes were repayable in Canadian Dollars and as such as at November 3, 2003 a foreign exchange loss of $58,855 and interest of $29,607 was accrued. On November 3, 2003, the unpaid balance of the promissory notes was repaid by the issuance of 2,354,621 common shares and 1,177,310 share purchase warrants. Each share purchase warrant has a five year term and is exercisable into one common share at a price of $0.25 per share. Since the promissory notes did not have terms for conversion into equity, the transaction is considered a settlement of debt for accounting purposes. A gain or loss for accounting purposes was recognizable on settlement to the extent that the carrying value of the debt plus accrued interest is compared to the fair value of the cash and equity, based on the trading price on the date the Company committed to the issuance of the convertible debentures, received by the Chief Executive Officer. Accordingly we have recorded a loss on settlement of debt in the amount of $741,705.

Convertible Debentures

On September 25, 2003, we executed a funding term sheet whereby investors agreed to provide up to $2,250,000 in exchange for convertible debentures. A general security agreement covering all of our real, personal and intangible property is pledged as security for the debentures. The debentures mature on August 25, 2006 and bear interest at eight percent (8%) per annum. All convertible debentures rank *pari passu* with all other convertible debentures issued pursuant to the term sheet. The principal amount and accrued interest are convertible until maturity into units at a price of $0.25 per unit. Each unit comprises one common share and one half-share (1/2) share purchase warrant. Each whole warrant has a five (5) year term and is exercisable at any time into one common share at a price of $0.25 per share. The debentures may be redeemed by repayment of all outstanding principal and accrued interest at any time on 7 days notice. The debenture holders have a first right to convert all or any portion of the principal and accrued interest into units prior to redemption. We may at our discretion require the debenture holders to convert the outstanding principal and accrued interest into units if the closing trading price of our shares on the OTCBB or other principal trading market is $1.00 or greater for any 30 consecutive trading days after the shares issuable pursuant to conversion of the debentures are registered under the Securities Act of 1933.

On September 5, 2003, in accordance with the terms of a Securities Purchase Agreement, we issued a convertible debenture in the amount of $750,000. A finder's fee was paid to a person related to the investor by way of issuance of 150,000 units at $0.25 per unit each unit comprised of one share and one-half (1/2) share purchase warrant, with each whole warrant exercisable at $0.25 into one common share for five (5) years. The fair value of the units underlying the finder's fee has been recognized as a transaction cost in stockholders' equity. An additional finder's fee was paid to an unrelated third party by payment of $26,250 cash and the issuance of 105,000 units at $0.25 per unit each unit comprised of one share and one-half (1/2) share purchase warrant, with each whole warrant exercisable at $0.25 into one common share for five (5) years. The fair value of the additional finder's fees has also been recognized as a transaction cost in stockholders' equity.

On October 1, 2003, in accordance with the terms of Securities Purchase Agreements, we issued convertible debentures in the amount of $400,000. A finder's fee was paid to one of the investors by way of issuance of 112,000 units at $0.25 per unit each unit comprised of one share and one-half (1/2) share purchase warrant, with each whole warrant exercisable at $0.25 into one common share for five (5) years. The fair value of the units underlying the finder's fee has been recognized as a transaction cost in stockholders' equity.

On December 10, 2003, in accordance with the terms of Securities Purchase Agreements, we issued convertible debentures in the amount of $575,000. A finder's fee was paid to one of the investors by way of issuance of 115,000 units at $0.25 per unit each unit comprised of one share and one-half (1/2) share purchase warrant, with each whole warrant exercisable at $0.25 into one common share for five (5) years. The fair value of the units underlying the finder's fee has been recognized as a transaction cost in stockholders' equity.

The balance of the convertible debentures to be issued pursuant to the September 25, 2003 term sheet are subject to an investor option to purchase convertible debentures up to an aggregate principal amount of $500,000 on or before March 1, 2004. At a meeting held March 15, 2004, our directors resolved to extend the investor option to April 15, 2004.

On conversion of the debentures into common shares and share purchase warrants, the fair value of the share purchase warrants will be assigned and recognized as an expense. No conversions have occurred to March 24, 2004. Because the conversion price was less than the closing trading prices of our shares on the dates of issuance, the convertible debentures contain a beneficial conversion feature. In accordance with Emerging Issues Task Force ("EITF") Issue 98-5, the embedded beneficial conversion feature is recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. The intrinsic value of the beneficial conversion feature exceeds the face value of the debentures and is therefore limited to the face value. The face value of the debt was initially recorded at a nominal amount and is being accreted to the face value of the convertible debentures over the term of the debentures by a charge to interest expense. Accrued interest is also recorded based on the face value of the debentures at the stated interest rate (8%). The amount recorded on the balance sheet as at December 31, 2003 has been calculated as follows:

Face value of convertible debentures issued (cash received)	$	1,725,000
Beneficial conversion feature allocated to additional paid-in capital		(1,724,997)
Beneficial conversion feature accreted to convertible debentures		135,043
Accrued interest payable		29,945
Convertible debentures at December 31, 2003	$	164,991

Fiscal 2003 at a Glance

At the beginning of fiscal 2003, we set strategic operating priorities for the ensuing year. These priorities and the results are as follows:

A major priority was to leverage the success of the installations in the Ford Motor Company's engine assembly plants by informing the automotive industry of how the intelligent processing of vision guided robotics allows for greater creativity and flexibility in vehicle design and assembly. In March 2003, we attended the Society of Automotive Engineers World Congress trade show in Detroit Michigan, in May 2003 we attended the Robot and Vision Show in Chicago, in September 2003 we attended the Assembly Technology Exposition in Chicago, and in March 2004 we again attended the Society of Automotive Engineers World Congress trade show in Detroit Michigan. At each of the shows, we exhibited the vision guidance technology currently being used in Ford Motor Company's engine assembly plants. We have generated substantial interest in our technology and this is reflected in the expansion of our installation base to include Ford Motor Company, General Motors, Delphi, TI Automotive Group, and Toyota. In September 2003 we were honored with the distinguished Henry Ford Technology Award. The Ford Motor Company award recognized our 3D-Vision Guided Robotics parts handling technology currently in operation at Ford's Windsor and Essex auto manufacturing plants. Established in 1981 as part of its effort to provide greater management attention to, and recognition of exceptional technical contributions by employees and suppliers, the Henry Ford Technology Award program recognizes Ford's highest level of technical achievement.

To continue the development of our relationship with ABB, we expanded our presence in the automotive assembly concentrations of Southern Ontario and Detroit Michigan by hiring Mr. Jim Dara as Vice-President of Sales and General Manager North American Operations. Together with our sales contractor located in the Detroit area, and our Application Support Specialist located in the Windsor, Ontario area, Jim Dara has increased our visibility with the major North American automakers. This increased visibility together with our success in the first Ford engine plant assembly installations and the expansion of our installation base, resulted in ABB entering into an Exclusive Channel Partner Agreement For The Licensing Of Braintech's Vision Guided Robotics Technologies And Software Products. The agreement provides that ABB will develop vision guided robotic systems using Braintech's eVisionFactory development platform and market those systems to ABB's North American automotive customers.

To continue the development of our relationship with Marubeni, we assisted in their sale process by providing engineering solution assistance. In this regard, Marubeni arranged for the loan of Denso and Kawasaki robots and we integrated the Denso and Kawasaki robot controllers into our eVF platform. In October 2003, Marubeni installed their first production 3D-VGR system for Hino Motors Ltd. Tokyo, Japan, an affiliate of the Toyota Corporation.

Another priority for fiscal 2003 was to continue the development of eVisionFactory, including our Internet based service and support system. We completed a major upgrade to eVisionFactory and installed the upgraded systems into several of our existing installations. We field-tested a preliminary version of our Internet based service and support system using ABB and Ford facilities. In addition, we continued to add functionality to eVF by upgrading the existing components and by developing additional components and features.

Outlook For Fiscal 2004

Our strategic operating priorities for fiscal 2004 include the following:

Our first and major priority for 2004 is to grow our revenue through our Channel Partner Agreement with ABB. We intend to accomplish this by providing eVF training to both their technical and sales staff and by jointly developing sales and marketing materials. The marketing approach will include the exclusive branding by ABB of jointly developed Vision Guided Robotic solutions. We believe that, in combination with ABB's North American sales, engineering and field service teams, we will be able to achieve significant market penetration.

Another priority for 2004 is to develop markets for our Internet-based service and support system. We intend to accomplish this by leveraging our Channel Partner Agreement with ABB so that full operating systems can be set up to demonstrate to potential end users the value and flexibility of both the Internet-based service and support system and the eVF platform on which it is built. We also intend to seek out potential end users outside the automobile manufacturing industry.

In 2004 we also intend to continue the development of our business in Asia through our relationship with Marubeni. These developments may include an arrangement with an Asian integrator to leverage the inherent strengths of Marubeni's trading and business relationships.

We intend to continue to add functionality to eVF by developing additional components and features. We expect that during fiscal 2004 our Internet based service and support system will have completed field-testing and be available for commercial installation.

Executive Officers and Directors

Name	Age	Positions with Braintech
Owen L.J. Jones	52	Director, Chief Executive Officer
Babak Habibi	33	Director, President and Chief Operating Officer
Edward A. White	59	Director, Chief Financial Officer, Treasurer and Secretary
Lionel Dodd	64	Independent Director
James L. Speros	45	Independent Director
Robert Gayton	64	Independent Director
George Joseph	58	Independent Director

Owen L.J. Jones has been our Chief Executive Officer and a Director since December 1993. Between May 1995 and November 30, 2000, Mr. Jones divided his time and effort between our affairs and the affairs of Sideware Systems Inc. Mr. Jones resigned as the President of Sideware Systems Inc. on October 16, 2000, and as a director of Sideware Systems Inc. on November 30, 2000. Mr. Jones now works full time for Braintech, Inc. Mr. Jones is not a director of any other public companies.

Lionel Dodd was appointed a Director on August 1, 2002. During the period from 1996 to 2000 Mr. Dodd was the President and Chief Executive Officer of Versacold Corporation (TSX:ICE). Since that time he has sat on the boards of many public and private companies. Currently, Mr. Dodd sits as an independent director on the boards of Pope and Talbot, Inc. (NYSE:POP), Napier International Technologies Inc. (TSX:NIC), and International Absorbents Inc. (AMEX:IAX). Mr. Dodd holds a Masters degree in Business from the University Of California at Berkeley.

James L. Speros was appointed a Director on September 15, 1998. Mr. Speros is also a Director, President and Chief Executive Officer of Sideware Systems Inc. and of Sideware Corp., a wholly owned subsidiary of Sideware Systems Inc. From June 1993 to January 1997 Mr. Speros was the President and owner of two professional sports franchises, the Baltimore Stallions and Montreal Alouettes of the Canadian Football League. From January 1997 to February 1999 Mr. Speros was President of Exploration Mirandor, a mining exploration company. Mr. Speros was also a director of Consolidated Maymac Petroleum Corp. from September 9, 1999 to March 5, 2001. Consolidated Maymac Petroleum Corp. is a public company trading on the Canadian Venture Exchange.

Edward A. White was appointed as a Director and our Chief Financial Officer and Treasurer effective November 1, 2000 and he was appointed as our Secretary on August 28, 2002. Mr. White has been a member of the British Columbia Institute of Chartered Accountants for 28 years and, for 23 of those years, Mr. White practiced as a self-employed chartered accountant serving clients in both the public and private sectors. Mr. White was a director of Sideware Systems Inc. from October 1995 to March 20, 2002. Mr. White is not a director of any other public companies.

Babak Habibi was appointed as a Director and as our president effective June 19, 2001. Prior to his appointment as President, Mr Habibi was our Vice President of Engineering. Mr. Habibi supervises the design, development, and deployment of our machine vision systems, and has also been involved in the development of eVisionFactory. Mr. Habibi holds Bachelor's and Master's Degree in Applied Science from the University of Waterloo. Mr. Habibi is not a director of any other public companies.

Robert Gayton was appointed as a Director on March 31, 2003. Mr. Gayton has been a member of the Institute of Chartered Accountants of B.C. since 1962 and has been elected as a Fellow of both the B.C. and Ontario Institutes. In 1973, Mr. Gayton obtained a Ph.D. in Business at the University of California, Berkeley. Mr. Gayton is currently an officer and /or director of Intrinsyc Software Inc. (TSX:ICS), Western Copper Holdings Limited (TSX:WTC, AMEX:WTZ), Quaterra Resources Inc. (TSX-V:QTA), XML Global Technologies Inc. (OTC-BB:XMLG), and Doublestar Resources Ltd. (TSX-V:DSR).

George J. Joseph was appointed as a director on December 19, 2003. Mr. Joseph is a retired Director of Global Business Development for Ford Motor Company specializing in technology acquisitions. He has led the formation of strategic alliances and acquired technology-rich companies in a variety of disciplines in the automotive sector. In addition, he managed the formation of a telematics joint venture with a global telecommunications and vehicle positioning technology partner to service Ford's 6 million annual vehicle production fleet. He has held a board of director's position in Zebra Imaging, a 3-D technology firm from 1998-2003. He is presently a partner in a regional venture capital firm, holds an MBA and has 35 years of experience in Ford's central finance and business development activities.

Market for Common Equity and Related Stockholder Matters

Market Information

Our common shares are currently trading through the OTC Bulletin Board under the symbol "BRHI".

The following table shows the high and low sale prices for our common shares for the quarters indicated.

Quarter	High ($)	Low ($)	Close ($)
2003			
Fourth quarter	0.65	0.35	0.45
Third quarter	0.67	0.40	0.53
Second quarter	0.87	0.27	0.55
First quarter	0.51	0.11	0.30
2002			
Fourth quarter	0.31	0.10	0.11
Third quarter	0.68	0.25	0.31
Second quarter	0.90	0.55	0.67
First quarter	0.95	0.62	0.80

The source of this information is the OTC-Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

Holders

As at March 24, 2004, we have 18,210,015 shares issued and outstanding. We have approximately 360 registered shareholders. Approximately 8.9 million shares are registered in the name of CEDE & Co., a depository. Based on research into the indirect holdings registered in the names of depositories and financial institutions, we estimate that we have over 9,500 beneficial shareholders.

Common Stock

Our authorized capital stock consists of 200,000,000 shares of common stock with a par vale of $0.001 per share. The holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at times and in amounts as the board of directors may from time to time determine. Holders of common stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote. The common stock is not entitled to pre-emptive rights and may not be redeemed or converted. Upon liquidation, dissolution or winding up, the assets legally available for distribution to our shareholders are divided among the holders of the common stock in proportion to the number of shares of common stock held by each of them, after payments of all of our debts and liabilities.

Dividend Policy

We have never paid cash dividends on our capital stock. We currently intend to retain any profits we earn to finance the growth and development of our business. We do not anticipate paying any cash dividends in the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
	(a)	(b)	(c)
Equity compensation plans approved by shareholders	2,530,000	$0.57	1,848,800
Equity compensation plans not approved by security holders *	1,441,000	$0.43	Nil
Total	3,971,000	$0.52	1,848,800

* On October 17, 2002, we authorized the issuance of 500,000 common share purchase warrants to the Company's Chief Executive Officer pursuant to an agreement dated September 30, 2002, whereby the officer agreed to accept the warrants in settlement of salary owed for the period from January 1, 2002 to September 30, 2002. Each share purchase warrant entitles the holder to purchase one common share for two years at $0.31 per share, which was the fair market value of the common shares on September 30, 2002, therefore the intrinsic market value of the warrants is nil. The fair value of the warrants as calculated by the Black-Scholes option pricing model of $39,409 has been recorded as an expense and additional paid-in capital in the year ended December 31, 2002.

* During the year ended December 31, 2003, we authorized the issuance of 700,000 common share purchase warrants to third parties on account of services agreements entered into. The weighted average exercise price of these outstanding warrants is $0.57 per share. Also during the year ended December 31, 2003, we authorized the issuance of 241,000 common share purchase warrants to third parties on account of finders' fees. The weighted average exercise price of these outstanding warrants is $0.25 per share.

Changes in and Disagreements With Accountants on Accounting and Financial Disclosures

Not applicable

Additional Information

The annual report to the SEC on Form 10-KSB, including the audited financial statements, will be furnished free of charge upon written request Mr. Vince Taylor, at (604) 988-6440 ext.204
ir@braintech.com